FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of May, 2004

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________

COMPAGNIE GENERALE DE GEOPHYSIQUE

First quarter 2004 results

Strong improvement of the net result

Paris, May 13th 2004

Compagnie Générale de Géophysique (ISIN: 0000120164 — NYSE: GGY) published today its consolidated results for the first quarter of 2004.

Q1 2004 main events:

Revenues for the first quarter of 2004 are up 3% in Euros and up 20% in USD compared the first quarter of 2003.

Historically high quarterly revenues in dollars at Sercel, ($103M, €83M).

Improvement of the Group operating result to $12.6M compared to €3.4M in Q1 2003 despite a negative €/$ exchange rate effect estimated at €12M.

Sercel operating income of €21.3M representing a 26% operating margin.

Q1 profit of €6.1M compared to a net loss of €5.5M in Q1 2003.

40% year on year backlog’s growth.

Consolidated Statement of Earnings
(non audited)

Million of Euros	Period ended March 31st
	2004	2003
Operating revenues	161.8	156.7
Operating profit (loss)	12.6	3.4
Income (loss) from equity investments	2.1	3.0
Goodwill depreciation	(2.0)	(1.5)
Net interest expenses	(6.3)	(8.4)
Exchange gains (losses)	4.6	0.8
Income taxes	(4.9)	(2.7)
Minority interest		(0.1)
Net income (loss)	6.1	(5.5)

Earnings per share (Euros)	0.52	(0.47)

Revenues:

At Euros 162 million (USD 202 million), revenues for the first quarter of 2004 were up 3% in Euros and 20% in USD compared to Euros 157 million (USD 168 million) for the first quarter of 2003.

Total revenues for Geophysical Services for the first quarter 2004 were Euros 83 million (USD 104 million), down 34% in Euros and 23% in USD compared to Euros 125 million (USD 134 million) for the first quarter of 2003.

The Land activity saw its total sales for the first quarter 2004 decreased by 52% in Euros and 44% in dollars to Euros 25 million (USD 31 million) compared to Euros 51 million (USD 55 million) for the first quarter of 2003. On average, 9 crews were in operation across the period, compared to 14 last year. During this quarter, the land acquisition SBU operated in line with the economical targets of its restructuring plan.

The Offshore revenues at Euros 35 million (USD 44 million) for the first quarter 2004, were down 25% in Euros and 12% in dollars compared to Euros 46 million (USD 50 million) for the first quarter of 2003, reflecting in particular a low level of prices in the exclusive offshore acquisition market. During the quarter, the vessels were operating at 60% on exclusive contracts compared to 20% last year. The net book value of the offshore seismic data library at the end of March 2004 was Euros 152 million, following Euros 16.8 million sales and Euros 18.0 million of investments in the quarter.

For the first quarter 2004, Processing and Reservoir revenues were Euros 23 million (USD 29 million), down 15 % in Euros and stable in USD compared to Euros 28 million (USD 29 million) for the first quarter of 2003 in a market where CGG maintained its positions.

For the first quarter 2004, Sercel total sales were Euros 83 million (USD 103 million), up 120 % in Euros and up 152% in USD, compared to Euros 38 million (USD 41 million) for the first quarter of 2003. External sales for the first quarter 2004 were Euros 79 million (USD 97 million). Within a growing geophysical equipment market, Sercel reached a historically high quarterly revenue level expressed in dollars resulting from strong land equipment deliveries corresponding to orders booked at the end of 2003 and from a renewed growth in the marine equipment market.

Operating Result:

The Group Operating Result for the first quarter 2004 was a Euros 12.6 million profit compared to a Euros 3.4 million profit for the first quarter of 2003. The increase in the operating margin results exclusively from the excellent operating performance of Sercel. Despite an unfavourable €/$ exchange rate estimated at 4% of margin points, Sercel’s operating profit for the first quarter of 2004 was Euros 21.3 million, a 26% operating margin, compared to an operating profit of Euros 5.2 million in Q1 2003. The Geophysical Services operating result was a loss of Euros 7.3 million compared to a profit of Euros 1.2 million for the same period last year. This decrease of operating performance is mainly due to the combined negative effect of the €/$ exchange rate estimated at Euros 4 million and to low marine prices still suffering from the sector’s overcapacity.

Segment information

Million of Euros	Period ended March 31st
	2004	2003
Operating revenues
Services	83.9	125.7
Products	82.8	37.7
Elimination	(4.9)	(6.7)
Total	161.8	156.7
Operating profit (loss)
Services	(7.3)	1.2
Products	21.3	5.2
Corporate	(2.4)	(2.7)
Elimination	1.0	(0.3)
Total	12.6	3.4

Operating Result Before Depreciation and Amortization :

The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our precedent financial reports is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. The ORBDA for the first quarter 2004 is Euros 35.4 million, 22% of the revenues.

Summary of cash-flows

Million of Euros	Period ended March 31st
	2004	2003
Cash flow from operations	39.9	48.2
Capital expenditures	(13.1)	(9.4)
Investment in library	(18.0)	(32.3)

ORBDA	35.4	46.7

Net Result:

Net result for the first quarter 2004 was a Euros 6.1 million profit, compared to a Euros 5.5 million loss for the first quarter 2003.

Balance Sheet items:

As of March 31ST 2004, net equity stood at Euros 410 million and net debt at Euros 173 million representing a 42% gearing ratio. The increase of Euros 34 million in net debt compared to year-end 2003 results exclusively from the payments of the recent Sercel acquisitions and from the cash disbursements of the land acquisition restructuring program, while operating activities provided a positive net cash flow during the period.

Equity and Net Debt

Million of Euros

	31/03/2004	31/12/2003
Shareholders’ equity	409.8	396,6
Net debt	173.0	139.2
Gearing ratio	42.2%	35.1%

Backlog and 2004 perspectives:

The backlog as of May 1st 2004 stood at USD 305 million up 40% compared to the same period last year. This strong backlog will favourably impact the second semester, in particular the Geophysical Services with the second quarter representing a low point. After an exceptional first quarter, Sercel will see a good level of activity across the year.

Contacts:	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10
Email:	invrel@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry. providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: May 13th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /